November 27, 2024

Jane Lam
President
Morgan Stanley Capital I Inc.
1585 Broadway
New York, NY 10036

       Re: Morgan Stanley Capital I Inc.
           Registration Statement on Form SF-3
           SF-3 Filed November 1, 2024
           File No. 333-282944
Dear Jane Lam:

       We have reviewed your registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form SF-3
General

1. Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General
       Instruction I.A.2. of Form SF-3.
2. Please revise the table contents so it accurately reflects the headings and page
       numbers. As one example,    Summary of Terms    section starting on page
22 does not
       appear on that page. Refer to Item 502(a) of Regulation S-K.
 November 27, 2024
Page 2
Risk Factors
Cyberattacks or Other Security Breached Could Have a Material Adverse Effect on the
Business of the Transaction Parties, page 57

3.     We note your disclosure sets forth an example that,    hackers recently
engage in
       attacks against organizations that are designed to disrupt key business services. There can be no assurances that the sponsors, the master servicer, the special servicer, the borrowers, or the other transaction parties will not suffer any such losses in the
       future.    Please revise to explain the relevancy of these attacks or provide further
       detail.
[Office Properties Have Special Risks], page 66

4.     We note that the risk factor includes bracketed disclosure    to be
included only if
       applicable to the specific transaction   ; however, we note that in your
recent
       prospectuses this risk factor includes disclosure about the impact of the COVID-19 pandemic and related market conditions. Please revise.
Terrorism Insurance May Not be Available for All Mortgage Properties, page 91

5. On page 92, the statement "We cannot assure you that all of the mortgaged properties will be insured against the risks of terrorism and similar acts. As a result of any of the foregoing, the amount available to make the distribution on our certificates could be reduced." appears twice. Please revise to delete one of these instances or advise.
Potential Conflicts of Interest in the Selection of the Underlying Mortgage Loans, page 120

6. We note your disclosure that the b-piece buyer may enter into hedging or other transactions or otherwise have business objectives that also could cause its interests with respect to the mortgage pool to diverge from those of other purchasers of the certificates. Please explain how this disclosure is consistent with Securities Act Rule
       192 or revise this disclosure to qualify it as subject to applicable law. In addressing this comment, please consider, as applicable, any case where the special servicer may be an affiliate or subsidiary of the b-piece buyer for purposes of Securities Act Rule
       192.
Mediation and Arbitration Provisions, page 373

7. We note your disclosure on page 374 that any expenses required to be borne by or allocated to the Enforcing Servicer in a mediation or arbitration will be reimbursable as additional trust fund expenses. Please tell us how this disclosure complies with
       General Instruction I.B.1(c)(B) of Form SF-3 which requires certain provisions for how expenses should be allocated or revise.
Limitation on Rights of Certificateholders to Institute a Proceeding, page 380

8. We note your disclosure about the limitation on rights of certificateholders to institute a proceeding, including the numerous conditions required, such as offering to indemnify the trustee. However, please clarify if certificateholders have the same limitations if they were to institute proceedings against the trustee for not meeting its responsibilities set forth in the PSA.
 November 27, 2024
Page 3

Pending Legal Proceedings Involving Transaction Parties, page 401

9.     We note that you have disclosed that    sponsors have been involved in,
and are
       currently involved in, certain litigation or potential litigation, including actions related
       to repurchase claims.    Please revise to provide further detail and
confirm that the
       disclosure will be updated to reflect current status at the time of an offering.
Part II-Information Not Required in Prospectus
Item 14-Exhibits, page II-2

10.    Please file your remaining exhibits with your next amendment. Refer to
Item 1100(f)
       of Regulation AB and Instruction 1 to Item 601 of Regulation S-K. Note that we may have additional comments on your registration statement following our review of any such exhibits.
11. Please include an active hyperlink to the document that you are incorporating by reference as Exhibit 36.1.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Shalini Shah at 202-551-5942 or Rolaine Bancroft at 202-551-3313
with any questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Structured Finance